

June 27, 2013

Via E-mail
Jeffrey G. Rea
President, Chief Executive Officer and Director
Stock Building Supply Holdings, Inc.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

> **Re:** **Stock Building Supply Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-189368**

Dear Mr. Rea:

We have reviewed your registration statement and have the following comments.

Contractual obligations and commercial commitments, page 65

1.   We note your revised footnote (1) disclosure related to amendment No. 9 to the credit agreement. Please expand your disclosure here or in an appropriate section of the filing to briefly summarize the main provisions in the amendment similar to your disclosure on page F-40.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical accounting policies and pronouncements, page 66

Revenue recognition, page 66

2.   We note your response to comment 44 in our letter dated June 4, 2013. Please disclose the amount or percentage of sales you recognized using the percentage of completion method during each period presented.

Other

3.   We note your response to comment 45 in our letter dated June 4, 2013. Please provide a critical accounting policy to disclose and discuss how you determine the classification of ceased operations as continuing or discontinued operations. Also, please identify the geographic markets presented in discontinued operations.

Executive Compensation, page 100

Management Incentive Plan, page 101

4.   We note your revised disclosure in response to comment 37 in our letter dated June 4, 2013. In the last paragraph of your disclosure you state that Mr. Rea's award was paid at 167% while the amount of the MIP award disclosed in the summary compensation table indicates that the award was paid at 125%. Please explain this seeming discrepancy.

Summary Compensation Table, page 103

5.   We note your footnote (4) disclosure. Since the amount of the award paid to Mr. Yeazel in excess of the amount earned pursuant to the plan formula was paid under the same non-equity incentive plan, disclosure of this excess amount should be reflected in the "Nonequity incentive compensation" column in the summary compensation table. For guidance please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations available on our website.

Employment and post-termination arrangements, page 104

6.   We note your disclosure on page 106 stating that you intend to amend and restate the employment agreements of your named executive officers. Please tell us whether you plan to file a form of this amended and restated employment agreement as an exhibit to your registration statement.

Consolidated Financial Statements

18. Segments, page F-37

7.   We note your response to comment 48 in our letter dated June 4, 2013. Please confirm you will continue to assess the appropriateness of aggregating your geographic divisions into one reportable segment and, if gross profit margins do not continue to converge, you will re-assess your current presentation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Jeffrey G. Rea
Stock Building Supply Holdings, Inc.
June 27, 2013
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Carol Anne Huff, Esq.
        Bryan J. Yeazel